Exhibit 1

For Immediate Release

SuperCom Reports Quadrupled Revenue and Record Results for the Second Quarter of 2014

Quadrupled revenue year-over-year to $7.1 million; EBITDA of $2.6 million (margin of 37%)

Herzliya, Israel, August 25, 2014 – SuperCom Ltd (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for National ID, Public Safety and HealthCare, today announced its results for the second quarter of 2014.

Financial Highlights of the second quarter of 2014 compared with the second quarter of 2013

•	Revenue increased by 277% to $7.1 million compared to $1.9 million last year;

•	GAAP operating income increased by 325% to $2.2 million compared to $0.5 million last year;

•	Non-GAAP operating income was $2.6 million (37% margin) compared to $0.5 million (28% margin) last year;

•	EBITDA was $2.6 million (37% margin) compared to $0.5 million (28% margin) last year;

•	Non-GAAP earnings per share of $0.19 compared to $0.06 last year;

"We are very pleased with our second quarter results, showing strong revenue growth and increasing levels of profitability on a year over year, as well as on a sequential basis," commented Mr. Arie Trabelsi, President and CEO of SuperCom. "These results were built on growing recurring revenues from our ongoing contracts as well as the start of the implementation of the new contracts. We are outperforming our business plan both on a financial and operational standpoint."

Operational Highlights to-date in 2014

•	4 new contract/award announcements totaling $54.6 million in size;

•	Enhanced customer base and recurring revenue potential with new government customers;

•	Introduced the enhanced PureSecurity Electronic Monitoring Suite to the North American and other global markets, positioning SuperCom strongly in the M2M and IOT (Internet of Things) space;

•	Leveraged the Company's technology and relationships towards the fast growing mobile money market;

•	Broadened the management team with increased international capabilities;

Continued Mr. Trabelsi, "I am proud of the performance of our excellent team which has realized these outstanding achievements. We remain very optimistic as we unleash the potential inherent within our growing pipeline of bids and proposals, combined with the growing demand for our solutions in both the eID and M2M markets."

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Results Conference Call

The Company will host a conference call tomorrow, Tuesday, August 26, 2014 at 10:00 am ET. Company management will host the call and will be available to answer investors' questions after presenting the results of the second quarter.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1 888 281 1167	at 10:00 am Eastern Time
Israel:	03 918 0644	at 5:00 pm Israel Time
International:	+972 3 918 0644

About Supercom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Company Contact: Ordan Trabelsi, President, North America Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

** Tables to Follow **

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	2,059	2,673
Restricted bank deposits	563	85
Trade receivable, net	10,430	3,096
Deferred tax short term	1,480	2,183
Other accounts receivable and prepaid expenses	1,999	3,365
Inventories, net	1,049	707

Total current assets	17,580	12,109

LONG-TERM ASSETS
Severance pay funds	349	294
Deferred tax long term	4,633	3,930
Customer Contracts	7,620	8,100
Software and other IP	5,900	6,210
Goodwill	889	889
Property & equipment, net	317	176

Total Assets	37,288	31,708

CURRENT LIABILITIES
Short-term bank credit	26	1
Trade payables	2,470	1,689
Employees and payroll accruals	961	419
Related parties	404	434
Accrued expenses and other liabilities	1,999	3,636
Short-term liability for future earn-out	1,748	1,978

Total current liabilities	7,608	8,157

LONG-TERM LIABILITIES
Long-term liability for future earn-out	3,760	3,760
Accrued severance pay	567	399

Total long-term liabilities	4,327	4,159

SHAREHOLDERS' EQUITY:
Ordinary shares	934	904
Additional paid-in capital	58,011	55,530
Accumulated deficit	(33,592)	(37,042)

Total shareholders' equity	25,353	19,392

Total Liabilities and Shareholders' Equity	37,288	31,708

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months Ended June 30	Three months Ended June 30
	2014	2013
	Unaudited

REVENUES	7,056	1,871
COST OF REVENUES	1,673	237

GROSS PROFIT	5,383	1,634

OPERATING EXPENSES:
Research and development	543	216
Selling and marketing	2,105	706
General and administrative	545	197

Total operating expenses	3,193	1,119

OPERATING INCOME	2,190	515
FINANCIAL EXPENSES, NET	75	14

INCOME BEFORE INCOME TAX	2,115	501
INCOME TAX BENEFIT	-	2,551

NET INCOME FOR THE PERIOD	2,115	3,052
NET EARNINGS PER SHARE:

Basic	0.16	0.30
Basic, excluding extraordinary income tax benefit	0.16	0.05

Diluted	0.16	0.28
Diluted, excluding extraordinary income tax benefit	0.16	0.05

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended June 30,
	2014	2013
	Unaudited	Unaudited

GAAP gross profit	5,383	1,634
Amortization of Software and IP	155	-

Non-GAAP gross profit	5,538	1,634

GAAP operating income	2,190	515
Amortization of Software and IP	155	-
Amortization of Customer Contracts	240	-

Non-GAAP operating income	2,585	515

GAAP net income	2,115	3,052
Amortization of Software and IP	155	-
Amortization of Customer Contracts	240	-
Income Tax Benefit	-	2,551
	2,510	501

Non-GAAP Basic EPS	0.19	0.06

GAAP net income for the period	2,115	3,052
Income tax benefit	-	(2,551)
Financial expenses, net	75	14
Depreciation and amortization	417	11
EBITDA *	2,607	526

*EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

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